FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F _____X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: August 6, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

WHEATON RIVER MINERALS LTD

Management’s Discussion & Analysis

of Results of Operations and Financial Condition

Six Months Ended June 30, 2004

Management’s Discussion and Analysis

of Results of Operations and Financial Condition
Six Months Ended June 30, 2004

This Management’s Discussion and Analysis should be read in conjunction with the Company’s unaudited consolidated financial statements for the six months ended June 30, 2004 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles.  In addition, the following should be read in conjunction with the 2003 audited consolidated financial statements, the related annual Management’s Discussion and Analysis, and the Annual Information Form/40F on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.  All figures are in United States dollars unless otherwise noted.  This Management’s Discussion and Analysis has been prepared as of August 6, 2004.

SECOND QUARTER HIGHLIGHTS

•

Net earnings of $21.1 million ($0.04 per share) for the three months, compared with $11.1 million ($0.03 per share) in 2003.

•

Operating cash flows of $38.9 million for the three months (2003 - $21.0 million).

•

Sales of 148,700 gold equivalent ounces and 32.5 million pounds of copper (2003 – 112,400 gold equivalent ounces and 28.1 million pounds of copper).

•

Total cash costs of $19 per gold equivalent ounce (2003 - $90).

•

Cash and cash equivalents at June 30, 2004 of $103.5 million (December 31, 2003 - $151.9 million), after repaying $67.5 million of long-term debt during the quarter.

•

Alumbrera mine life extended by 20%, ensuring production until at least 2015.

•

Wheaton announces termination of merger agreement with IAMGold.

•

Wheaton agrees to sell future silver production from Luismin mining operations for an upfront payment of Cdn$262 million plus a payment of US$3.90 per ounce.

OVERVIEW

Wheaton River Minerals Ltd. (“Wheaton” or the “Company”) is a growth-oriented precious metals mining company with operations in Mexico, Argentina, Brazil and Australia.

During 2002 Wheaton acquired the Luismin gold/silver mines in Mexico, followed by the 2003 acquisition of a 37.5% interest in the world-class Alumbrera gold/copper mine in Argentina and 100% of the Peak gold mine in Australia.  In addition, the Company acquired the Los Filos gold project in Mexico and in January, 2004, the Amapari gold project in northern Brazil.

In continuation of this growth strategy, during March 2004, Wheaton and IAMGold Corporation (“IAMGold”) announced that their boards of directors had agreed to combine the companies under the name Axiom Gold Corporation, subject to shareholder approvals and certain other conditions.  On July 6, 2004, IAMGold did not receive the necessary shareholder approvals to effect the proposed combination and Wheaton terminated the agreement with IAMGold regarding the combination.  In the event that Golden Star Resources Ltd. completes a take-over bid for the shares of IAMGold on or before April 7, 2005, Wheaton will be entitled to receive a break fee from IAMGold equal to 3% of IAMGold's market capitalization at that time, which would approximate US$24 million.

During June 2004, Coeur d’Alene Mines Corporation (“Coeur”) announced that it would be making a tender offer to acquire all of the outstanding shares of Wheaton.  To date, Coeur has only made a tender offer to Wheaton’s United States shareholders and therefore Wheaton’s Board has concluded that they are unable to make a recommendation to all shareholders at this time.

Wheaton continues to seek opportunities to maximize value for its shareholders and, on July 14, 2004, announced that Chap Mercantile Inc. (“Chap”) had agreed to purchase 100% of the silver produced by Luismin’s mining operations for an upfront payment of Cdn$262 million plus a payment of US$3.90 per ounce, subject to adjustment.

The upfront payment of Cdn$262 million is payable as to Cdn$46 million in cash and 540 million common shares of Chap.  As a result, Wheaton will own approximately 75% of the shares of Chap, which will change its name to Silver Wheaton.  The closing of the transaction is scheduled to occur on September 9, 2004.

Summarized Financial Results

	June 30		March 31		December 31		September 30
	2004	2003	2004	2003	2003	2002	2003	2002
(Notes 2 and 3 )
Sales ($000’s)	$89,268	$28,814	$113,204	$17,257	$103,420	$17,938	$63,142	$15,840
• Gold (ounces)	123,000	92,600	129,700	35,100	136,200	32,300	105,400	25,900
• Silver (ounces)	1,654,500	1,500,500	1,612,900	1,561,900	1,475,900	1,672,200	1,515,900	1,445,800
• Gold equivalent (ounces) (Note 1)	148,700	112,400	156,500	55,600	156,000	55,600	126,100	47,800
• Copper (lbs)	32,499,000	28,139,400	42,879,500	3,551,000	53,731,500	-	28,296,800	-
Net earnings ($000’s)	$21,120	$11,088	$33,671	$4,064	$27,818	$2,577	$14,689	$949
Earnings per share • Basic	$0.04	$0.03	$0.06	$0.02	$0.06	$0.01	$0.03	$0.01
• Diluted	$0.03	$0.03	$0.05	$0.02	$0.05	$0.01	$0.03	$0.01
Cash flow from operations ($000’s)	$38,941	$20,990	$61,848	$9,752	$64,483	$5,631	$31,453	$(2,663)
Average realized gold price ($’s per ounce)	$388	$353	$412	$347	$385	$323	$366	$331
Average realized silver price ($’s per ounce)	$6.09	$4.61	$6.78	$4.64	$5.29	$4.51	$5.00	$4.60
Average realized copper price ($’s per lb)	$1.22	$0.74	$1.33	$0.68	$0.96	$-	$0.81	$-
Total cash costs (per gold equivalent ounce) (Note 4)	$19	$90	$(67)	$175	$(39)	$186	$98	$182
Cash and cash equivalents ($000’s)	$103,482	$55,140	$173,814	$20,540	$151,878	$22,936	$128,037	$18,953
Total assets ($000’s)	$1,001,161	$618,419	$1,039,387	$377,267	$891,005	$152,098	$711,648	$150,933
Long-term debt ($000’s)	$65,463	$177,342	$132,783	$-	$122,423	$-	$152,342	$-
Shareholders’ equity ($000’s)	$701,821	$331,038	$679,901	$314,900	$556,118	$108,054	$436,773	$105,481

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the three months ended June 30, 2004, the equivalency ratio was 65 ounces of silver equals one ounce of gold sold (June 30, 2003 – 76).

(2)

Includes Peak’s results from March 18, 2003 onwards.

(3)

Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24, 2003 onwards.  Sales include 37.5% of Alumbrera’s total sales for the period from June 24, 2003 onwards.  Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)

The calculation of total cash costs per ounce for Peak and Alumbrera is net of by-product copper sales revenue.

RESULTS OF OPERATIONS

	Three Months Ended June 30, 2004
	Luismin	Peak	Alumbrera	Amapari	Corporate	Total
	(Note 1)	(Note 2)	(Note 4)
Sales ($000’s)	$22,709	$14,137	$53,353	$-	$(931)	$89,268
• Gold (ounces)	33,500	33,000	56,500	-	-	123,000
• Silver (ounces)	1,654,500	-	-	-	-	1,654,500
• Gold equivalent (ounces) (Note 1)	59,200	33,000	56,500	-	-	148,700
• Copper (lbs)	-	1,384,900	31,114,100	-	-	32,499,000
Net earnings (loss) ($000’s)	$4,636	$3,132	$16,923	$107	$(3,678)	$21,120
Average realized gold price ($’s per ounce)	$392	$379	$388	$-	$-	$388
Average realized silver price ($’s per ounce)	$6.09	$-	$-	$-	$-	$6.09
Average realized copper price ($’s per lb)	$-	$1.28	$1.21	$-	$-	$1.22
Total cash costs (per gold equivalent ounce)	$159	$172	$(218)	$-	$-	$19

	Three Months Ended June 30, 2003
	Luismin	Peak	Alumbrera	Amapari	Corporate	Total
	(Note 1)	(Note 2)	(Notes 3 and 4)
Sales ($000’s)	$15,103	$9,475	$4,236	$-	$-	$28,814
• Gold (ounces)	25,000	26,700	40,900	-	-	92,600
• Silver (ounces)	1,500,500	-	-	-	-	1,500,500
• Gold equivalent (ounces) (Note 1)	44,800	26,700	40,900	-	-	112,400
• Copper (lbs)	-	-	28,139,400	-	-	28,139,400
Net earnings (loss) ($000’s)	$2,768	$1,298	$7,706	$-	$ (684)	$11,088
Average realized gold price ($’s per ounce)	$350	$355	$355	$-	$-	$353
Average realized silver price ($’s per ounce)	$4.61	$-	$-	$-	$-	$4.61
Average realized copper price ($’s per lb)	$-	$-	$0.74	$-	$-	$0.74
Total cash costs (per gold equivalent ounce)	$200	$221	$ (112)	$-	$-	$90

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the three months ended June 30, 2004 the equivalency ratio was 65 ounces of silver equals one ounce of gold sold (June 30, 2003 - 76).

(2)

The calculation of total cash costs per ounce of gold at Peak is net of by-product copper sales revenue.

(3)

Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24, 2003 onwards.  Sales include 37.5% of Alumbrera’s total sales for the period from June 24, 2003 onwards.  Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)

The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.  If copper production were treated as a co-product, average total cash costs at Alumbrera in 2004 would be $128 per ounce of gold and $0.60 per pound of copper.

	Six Months Ended June 30, 2004
	Luismin	Peak	Alumbrera	Amapari	Corporate	Total
	(Note 1)	(Note 2)	(Note 4)
Sales ($000’s)	$46,424	$29,444	$128,465	$-	$(1,861)	$202,472
• Gold (ounces)	65,900	66,400	120,400	-	-	252,700
• Silver (ounces)	3,267,400	-	-	-	-	3,267,400
• Gold equivalent (ounces) (Note 1)	118,400	66,400	120,400	-	-	305,200
• Copper (lbs)	-	3,977,000	71,401,400	-	-	75,378,400
Net earnings (loss) ($000’s)	$10,277	$6,370	$47,772	$215	$(9,843)	$54,791
Average realized gold price ($’s per ounce)	$401	$392	$404	$-	$-	$400
Average realized silver price ($’s per ounce)	$6.43	$-	$-	$-	$-	$6.43
Average realized copper price ($’s per lb)	$-	$1.24	$1.28	$-	$-	$1.28
Total cash costs (per gold equivalent ounce)	$164	$195	$(333)	$-	$-	$(26)

	Six Months Ended June 30, 2003
	Luismin	Peak	Alumbrera	Amapari	Corporate	Total
	(Note 1)	(Note 2)	(Notes 3 and 4)
Sales ($000’s)	$30,756	$11,079	$4,236	$-	$-	$46,071
• Gold (ounces)	50,600	31,600	45,500	-	-	127,700
• Silver (ounces)	3,062,400	-	-	-	-	3,062,400
• Gold equivalent (ounces) (Note 1)	90,900	31,600	45,500	-	-	168,000
• Copper (lbs)	-	-	31,690,400	-	-	31,690,400
Net earnings (loss) ($000’s)	$6,081	$1,177	$8,222	$-	$(328)	$15,152
Average realized gold price ($’s per ounce)	$352	$351	$350	$-	$-	$351
Average realized silver price ($’s per ounce)	$4.63	$-	$-	$-	$-	$4.63
Average realized copper price ($’s per lb)	$-	$-	$0.73	$-	$-	$0.73
Total cash costs (per gold equivalent ounce)	$192	$240	$(107)	$-	$-	$119

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the three months ended June 30, 2004 the equivalency ratio was 62 ounces of silver equals one ounce of gold sold (June 30, 2003 - 76).

(2)

Peak results include the Company’s 100% interest from March 18, 2003 onwards.  The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

(3)

Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24, 2003 onwards.  Sales include 37.5% of Alumbrera’s total sales for the period from June 24, 2003 onwards.  Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)

The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.  If copper production were treated as a co-product, average total cash costs at Alumbrera in 2004 would be $119 per ounce of gold and $0.54 per pound of copper.

OPERATIONAL REVIEW

Luismin Mines

		June 30 2004	March 31 2004	December 31 2003	September 30 2003	June 30 2003
• Ore mined (tonnes)		176,500	180,800	181,800	186,300	184,500
• Ore milled (tonnes)		192,600	209,800	176,000	182,800	181,900
• Grade	- Gold (grams/tonne)	5.61	5.19	5.21	5.01	4.54
	- Silver (grams/tonne)	302.17	266.00	291.15	285.88	288.92
• Recovery	- Gold (%)	95	94	97	97	96
	- Silver (%)	89	90	90	91	91
• Production	- Gold (ounces)	33,300	32,700	28,100	28,300	25,400
	- Silver (ounces)	1,664,400	1,615,500	1,483,300	1,520,700	1,527,600
	- Gold equivalent (ounces) (Note 1)	59,600	59,100	48,000	49,200	45,600
• Sales	- ($’000’s)	$22,709	$23,715	$18,343	$17,152	$15,103
	- Gold (ounces)	33,500	32,400	28,100	27,600	25,000
	- Silver (ounces)	1,654,500	1,612,900	1,475,900	1,515,900	1,500,500
	- Gold equivalent (ounces) (Note 1)	59,200	59,200	47,900	48,300	44,800
• Net earnings ($’000’s)		$4,636	$5,641	$577	$4,145	$2,768
• Average realized gold price ($’s per ounce)		$392	$410	$393	$366	$350
• Average realized silver price ($’s per ounce)		$6.09	$6.78	$5.29	$5.00	$4.61
• Total cash costs (per gold equivalent ounce)		$159	$170	$179	$180	$200

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the three months  ended June 30, 2004 the equivalency ratio was 65 ounces of silver equals one ounce of gold sold (June 30, 2003 – 76).

During the second quarter of 2004, the Luismin gold/silver operations in Mexico sold 59,200 gold equivalent ounces, compared with sales of 44,800 gold equivalent ounces in the same period of 2003.  This 32% increase was primarily due to increased gold and silver grades processed.  In addition, the average realized gold price increased by 12% to $392 per ounce, as compared with the same quarter in 2003, and the average realized silver price increased by 32%, resulting in increased sales from $15,103,000 in 2003 to $22,709,000 in 2004.

Total cash costs were $159 per gold equivalent ounce in the second quarter of 2004, compared with $200 during the second quarter of 2003 and $170 in the first quarter of 2004.  The primary reason for this improvement was the increased gold and silver grades processed.

General and administrative expenses for the second quarter of 2004 were $1,253,000, compared with $1,146,000 in the same period of 2003 and $1,234,000 in the first quarter of 2004.

During the second quarter, significant exploration results were achieved at the Luismin mines, including deep and on-strike extensions of the San Dimas central block veins and new discoveries, including the Itzel vein system and the Paula and Nancy veins.  At San Martin, Cuerpo 30 has also proved to be more significant in size than expected.   These results were achieved by a combination of deep diamond drilling and underground development, and are in the process of being fully quantified.

The Los Filos project is progressing according to plan and a feasibility study is expected to be completed during the fourth quarter of 2004.  Contracts have been awarded to international engineering companies and key personnel have been hired.  Step-out drilling to the east and north along the host structure has also been successful in defining additional resources.  Expenditures of $2,598,000 during the six months ended June 30, 2004 are according to plan.

Luismin owns a significant number of exploration properties, several of which are being explored and funded by joint venture partners.

Peak Mine

	June 30 2004	March 31 2004	December 31 2003	September 30 2003	June 30 2003
• Ore mined (tonnes)	114,000	178,300	219,200	352,700	247,500
• Ore milled (tonnes)	164,600	170,800	153,100	157,500	157,200
• Grade - Gold (grams/tonne)	7.04	6.44	5.93	7.81	6.56
- Copper (%)	0.55	0.83	0.54	0.53	0.49
• Recovery - Gold (%)	89	91	88	85	87
- Copper (%)	68	82	77	84	67
• Production - Gold (ounces)	32,900	32,100	25,700	33,600	28,900
- Copper (lbs)	1,331,300	2,578,900	1,396,800	1,438,100	778,700
• Sales - ($’000’s)	$14,137	$15,307	$10,756	$14,639	$9,475
- Gold (ounces)	33,000	33,400	26,500	39,200	26,700
- Copper (lbs)	1,384,900	2,592,200	1,121,100	1,843,000	-
• Net earnings ($’000’s)	$3,132	$3,238	$2,379	$1,721	$1,298
• Average realized gold price ($’s per ounce)	$379	$405	$391	$365	$355
• Average realized copper price ($’s per lb)	$1.28	$1.29	$0.90	$0.80	$-
• Total cash costs (per ounce) (Note 1)	$172	$217	$302	$223	$221

(1)

The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

Peak sold 33,000 ounces of gold and 1.4 million lbs of copper during the three months ended June 30, 2004, compared with 26,700 ounces of gold and no copper in 2003.  Gold and copper grades increased 7% and 12% respectively, compared with the same period in 2003, due to higher mill feed grades from the Perseverance ore body which was not in production in the second quarter of 2003.  Milled tonnes were also higher during the second quarter of 2004 due to mill process improvements and recoveries were higher with improvements in the gravity and flotation circuits.  Milling costs were 9% lower due to the mill process improvements and general cost reductions.

Ore mined for the second quarter was 114,000 tonnes, down significantly from previous quarters, due primarily to ceasing production from the New Cobar open pit during the first quarter.  Approximately 50,000 tonnes of stockpiled open pit ore were processed through the mill during the second quarter, which reduced the average copper grade as compared with the first quarter, when primarily underground ore was processed.  This change in mix also reduced the mill recoveries, as compared with the first quarter, however high gold mill feed grades were maintained.

Total cash costs averaged $172 per ounce (net of by-product copper sales revenue) during the quarter, compared with $221 per ounce during the comparative quarter in 2003.  Underground mining costs were 35% lower during the quarter due to cost improvements implemented since June 2003.  Also, the 2003 costs were not offset by any by-product copper sales revenues, as no copper concentrate was sold during that quarter.  Total cash costs also compared favourably with the first quarter costs of $217 per ounce, reflecting Peak’s continued focus on efficiencies, particularly resulting from underground efficiencies, insurance savings and reduced explosives costs.

During the second quarter Peak exploration focused on advanced projects both within the mine corridor and regionally within approximately 100 kilometers of the Peak mine.

Mine corridor exploration focused on the historic Chesney deposit, located 5.5 kilometers north-west of Peak and 600 metres south of the recently approved New Cobar underground mine.  Preliminary drill results were encouraging and further drilling is planned.  Deep exploration drilling also commenced at the historic Great Cobar mine at the northern end of the mine corridor.  Drilling is targeting the central and northern lenses of the deposit, which are believed to be the most gold endowed.  A data compilation study of the previous exploration undertaken on Great Cobar highlighted that the central lense has never been drill tested.  Regional exploration provided several targets of interest which will be followed up during the remainder of the year.

Alumbrera Mine (Wheaton interest – 37.5%)

(Wheaton’s share only)	June 30 2004	March 31 2004	December 31 2003	September 30 2003	June 30 2003
					(Note 2)
• Ore mined (tonnes)	3,113,700	2,836,900	2,409,000	2,219,300	2,171,700
• Ore milled (tonnes)	3,222,200	3,171,400	3,415,000	3,043,100	2,235,400
• Grade - Gold (grams/tonne)	0.64	0.80	0.94	0.83	0.81
- Copper (%)	0.49	0.58	0.69	0.67	0.69
• Recovery - Gold (%)	74	77	74	73	74
- Copper (%)	88	91	89	89	89
• Production - Gold (ounces)	49,200	62,800	75,900	59,000	43,300
- Copper (lbs)	30,193,700	36,512,700	47,098,200	39,895,700	29,912,800
• Sales - ($’000’s)	$53,353	$75,112	$74,320	$31,351	$4,236
- Gold (ounces)	56,500	63,900	81,600	38,600	40,900
- Copper (lbs)	31,114,100	40,287,300	52,610,400	26,453,800	28,139,400
• Net earnings ($’000’s)	$16,923	$30,849	$26,015	$8,919	$7,706
• Average realized gold price ($’s per ounce)	$388	$417	$379	$366	$355
• Average realized copper price ($’s per lb)	$1.21	$1.33	$0.96	$0.81	$0.74
• Total cash costs (per ounce) (Note 1)	$(218)	$(435)	$(277)	$(132)	$(112)

(1)

The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.  If copper production were treated as a co-product, second quarter 2004 average total cash costs at Alumbrera would be $128 per ounce of gold and $0.60 per pound of copper.

(2)

Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period April 1 to June 23, 2003, and 37.5% of the results for the period June 24, 2003 onwards.  Sales include 37.5% of Alumbrera’s total sales for the period from June 24, 2003 onwards.  Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

Wheaton’s share of Alumbrera’s second quarter 2004 sales amounted to 56,500 ounces of gold and 31.1 million lbs of copper, compared with 40,900 ounces of gold and 28.1 million lbs of copper during the second quarter of 2003, during most of which Wheaton only held a 25% interest in Alumbrera.   Gold and copper production during the quarter was according to mine plan, although lower than the last three quarters, due primarily to decreased gold and copper grades.  Over the remainder of the year, grades are anticipated to improve.  Ore tonnage mined during the second quarter was higher than previous quarters due to a reduced mine stripping ratio.

The second quarter average realized copper price of $1.21 per lb was significantly higher than the 2003 price of $0.74 per lb and was the primary reason for the reduction in 2004 total cash costs, which are presented net of by-product copper sales revenue.

Early in the second quarter, Alumbrera successfully commissioned the flotation plant expansion which was delivered under budget and within the allocated time frame.  The plant is performing to planned levels.

During the quarter, Alumbrera announced a 20% increase in the ore reserves which has added 2.5 years to the present mine life and ensured production until mid-2015.  This substantial increase in reserves has added 770 million lbs of contained copper and 1.2 million ounces of gold of which Wheaton’s share is 37.5%.  Further intensive in-pit resource definition work will continue with the objective of adding additional ore reserves in the coming year.

Amapari Project

The construction and development of the Amapari open pit heap leach project in northern Brazil is progressing on schedule and on budget with the planned commissioning of the project occurring in the latter half of 2005.  Major equipment orders have been placed and manufacturing is well underway for crushers, a heap leaching boom stacker and bucket wheel reclaimer.  Further design optimization work has been carried out on the plant site and heap leach pad area to minimize earth moving capital costs and also to enhance operating parameters.  A major pit infill drilling program is underway to allow the mine schedule to be optimized.  The construction crew as of the quarter end has risen to 284 with numbers to increase further with expansion of site construction activities in the third quarter.  A further drilling program is underway and continuing through 2004 to better define long-term ore resources and to expand the resource and reserve levels of the Amapari project.

Corporate

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2004	2003	2004	2003
General and administrative expenses	$(1,481)	$(1,161)	$(3,922)	$(2,151)
Interest and finance fees	(842)	(95)	(1,528)	(96)
Gain on sale of marketable securities	56	(12)	98	774
Merger costs written off	(2,811)	-	(2,811)	-
Share purchase option expense	(100)	(209)	(1,085)	(293)
Other	700	(69)	(1,575)	1,042
(Loss) before income taxes	(4,478)	(1,546)	(10,823)	(724)
Income tax recovery	800	862	980	396
Corporate net loss	$(3,678)	$(684)	$(9,843)	$(328)

Increased corporate activity resulted in higher general and administrative expenses during 2004 in comparison with 2003.

Interest and finance fees also increased as compared with 2003, due to the June 24, 2003 debt financing of the acquisition of an additional 12.5% interest in Alumbrera.

Merger costs written off during the second quarter of 2004 represent expenditures incurred for the proposed business combination with IAMGold, announced on March 30, 2004.  On July 6, 2004,  IAMGold did not receive the necessary shareholder approvals to effect the proposed combination and Wheaton terminated the agreement with IAMGold.

Effective January 1, 2004, the Company retroactively adopted the amended recommendations of the CICA Handbook Section 3870, “Stock-Based Compensation and other Stock-based Payments”, whereby the fair value of all stock options granted are estimated using the Black-Scholes method and are recorded in operations over their vesting periods.  In 2003, stock-based awards made to non-employees were recognized and measured using the fair value based method at the date of grant, whereas for stock options granted to employees and directors, no expense was recorded.  The amended recommendations have been applied retroactively from January 1, 2002 in the financial statements, without restatement of prior periods.  As a result, as of January 1, 2004, retained earnings decreased by $16,848,000, share purchase options (a separate component of shareholders' equity) increased by $14,861,000, share capital increased by $1,883,000 and contributed surplus increased by $104,000.

The total compensation expense recognized in the statement of operations for share purchase options granted in the three months ended June 30, 2004 amounted to $100,000 (six months ended June 30, 2004 - $1,085,000).   Had the same basis been applied to 2003 share purchase options granted, net earnings would have been as follows:

(in thousands, except per share amounts)	Three Months Ended June 30, 2003	Six months Ended June 30, 2003
Net earnings	$11,088	$15,152
Additional compensation expense of employees	(7,144)	(9,057)
Pro forma net earnings	$3,944	$6,095
Pro forma basic and diluted earnings per share	$0.01	$0.02

Stock-based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 50% (2003 – 60%), an annual risk free interest rate of 3% (2003 – 4%) and expected lives of three years (2003 – three years).

No significant cash taxes were paid during 2004.

Non GAAP measures – total cash cost per gold equivalent ounce calculation

The Company reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning.  The following table provides a reconciliation of total cash costs per ounce to the financial statements:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands, except per ounce amounts)	2004	2003	2004	2003
Cost of sales per financial statements	$35,017	$15,242	$73,803	$24,846
Alumbrera equity adjustment (Note 1)	-	(4,104)	-	(4,507)
Treatment and refining charges	7,253	1,213	14,903	1,810
Non-cash adjustments	(190)	412	(1,406)	318
By-product copper sales	(40,090)	(2,954)	(97,906)	(2,954)
Royalties	777	365	2,794	425
	$2,767	$10,174	$(7,812)	$19,938
Divided by gold equivalent ounces sold	148,700	112,400	305,200	168,000
Total cash costs per ounce	$19	$90	$(26)	$119

(1)  Total cash costs are calculated as if the Company’s initial acquisition of a 25% interest in Alumbrera had been accounted for on a proportionately consolidated basis.  The consolidated financial statements however present the initial 25% interest using the equity method until the Company increased its interest to 37.5% on June 24, 2003, and thereafter accounted for its interest on a proportionately consolidated basis.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2004 the Company had cash and cash equivalents of $103,482,000 (December 31, 2003 - $151,878,000) and working capital of $161,929,000 (December 31, 2003 - $147,484,000).

In the opinion of management, the working capital at June 30, 2004, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.

Total assets increased to $1,001,161,000 at June 30, 2004 from $891,005,000 at December 31, 2003.  Contributing to the growth was the January 9, 2004 acquisition of the Amapari gold project located in northern Brazil for $25,000,000 in cash, 33,000,000 Wheaton River common shares and 21,516,000 Wheaton River Series “B” common share purchase warrants.  Based upon the trading price of the common shares and warrants at the time of closing, this represents aggregate consideration of approximately $114,649,000, including $1,104,000 of acquisition costs.

During the quarter, the Company generated operating cash flows of $38,941,000, compared with $20,990,000 during the same period of 2003.  For the six months to June 30, 2004, operating cash flows were $100,789,000, compared with $30,742,000 in 2003.

During 2003,  the Company entered into a $75,000,000 bank loan facility which consisted of a $50,000,000 term loan bearing interest at LIBOR plus 2.75% and a $25,000,000 revolving working capital facility bearing interest at LIBOR plus 3%.  During June 2004, the Company amended the facility such that the full $75,000,000 is a revolving working capital facility.  The amended facility bears interest at LIBOR plus 1.625% to 2.25% depending on covenant ratios, has no set repayment terms, and matures in June 2007.   The balance of this facility at June 30, 2004 was $61,155,000 (December 31, 2003 - $45,000,000).

During the quarter, Wheaton repaid long-term debt of $67,515,000, including its 37.5% share of Alumbrera’s non-recourse project debt.  As a result, total long-term debt at June 30, 2004 was $65,463,000, compared with $122,423,000 at December 31, 2003.

During the quarter, the Company acquired marketable securities with a cost of $31.1 million, which it disposed of during July 2004 for a gain of approximately $900,000.  During the three months ended June 30, 2004, the Company invested a total of $18,097,000 in property, plant and equipment, including $8,207,000 at the Luismin operations, $3,337,000 at Peak and $5,682,000 at Amapari.

As of August 6, 2004, there were 569,081,454 common shares of the Company issued and outstanding.  In addition, the Company had 23,234,495 stock options outstanding under its share option plan and 176,580,869 share purchase warrants outstanding.

Derivative instruments

The Company has employed metal, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.  In 2003, the Company acquired put options to sell gold at a price of $300 per ounce during the period from January 2004 to June 2008.  At June 30, 2004, the Company held put options to sell 612,528 ounces of gold and the fair value of these options was $1,250,000.  During 2003, the Company also entered into a gold-indexed interest rate swap transaction which has a fair value at June 30, 2004 of minus $1,060,000.

Commitments

Commitments exist for capital expenditures in 2004 and 2005 of $22,100,000 and $3,100,000 respectively.

Long-term debt repayment schedule

Scheduled minimum repayments of the Company’s long-term debt are as follows:

(in thousands)
2005	$4,308
2006	-
2007	61,155
$65,463

Related party transactions

In 2001, the Company entered into a financial advisory agreement with Endeavour Financial Corporation (“Endeavour”), a corporation which until July 2004 had two directors in common.  Under the terms of this agreement, which can be cancelled on 30 days notice, Endeavour provides financial advisory services to the Company and is entitled to a monthly fee of $10,000 and a success fee to be negotiated based on the value of any acquisitions, dispositions and financings.  During the second quarter of 2004, Endeavour was paid consulting and financial advisory fees of $280,000 (2003 - $1,560,000).

Contingencies

Under the terms of the agreement between Wheaton and IAMGold, which was terminated on July 6, 2004, Wheaton  will be entitled to receive a break fee from IAMGold equal to 3% of IAMGold’s market capitalization at the time of termination if a takeover bid by Golden Star Resources Ltd is successful and completed on or before April 7, 2005.  Based on IAMGold’s present stock price, the break fee would approximate $24 million.  Further, if a takeover bid of Wheaton by Coeur d’Alene Mines Corporation is successful, Wheaton may be required to pay a break fee to IAMGold equal to 3% of Wheaton’s market capitalization at the time of termination.  Based on Wheaton’s stock price, the break fee would approximate $49 million.  In addition, pursuant to agreements with its financial advisors, the Company will be required to pay advisory fees of $5,000,000 to both Endeavour and GMP Securities Ltd should a takeover bid of Wheaton be successful.

OUTLOOK

The Company has planned capital expenditures for the remainder of 2004 of approximately $47 million.   Of these, approximately $15 million will be incurred at Amapari, $9 million at Peak, $8 million at Alumbrera, and $15 million at the Luismin operations of which $7 million relates to Los Filos and $8 million to San Dimas and San Martin.

As discussed previously, Wheaton has entered into a transaction, scheduled to close on September 9, 2004, whereby Chap Mercantile Inc. has agreed to purchase 100% of the silver produced by Luismin’s mining operations for an upfront payment of Cdn$262 million plus a payment of US$3.90 per ounce, subject to adjustment.

In 2004, Wheaton expects to produce approximately 540,000 gold equivalent ounces at a cash cost of less than US$50 per ounce. By 2006, with the Los Filos and Amapari projects in operation, overall production will increase to 900,000 gold equivalent ounces at a cash cost of less than US$100 per ounce.

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

This Management’s Discussion & Analysis contains certain forward-looking statements.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

WHEATON RIVER MINERALS LTD

Second Quarter Report

June 30, 2004

Consolidated Statements of Operations

(US dollars and shares in thousands, except per share amounts - Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2004	2003	2004	2003
Sales		$89,268	$28,814	$202,472	$46,071
Cost of sales		35,017	15,242	73,803	24,846
Royalties		777	365	2,794	425
Depreciation and depletion		10,807	3,911	24,043	5,553
Reclamation		253	166	509	234
		46,854	19,684	101,149	31,058
Earnings from mining operations		42,414	9,130	101,323	15,013
Expenses and other income
General and administrative		2,734	2,307	6,409	4,291
Interest and finance fees		2,361	395	3,939	407
Exploration		790	604	1,424	903
Amortization		870	78	1,819	142
Merger costs written off	4	2,811	-	2,811	-
Other expense (income)	5	1,028	(339)	1,870	(1,913)
		10,594	3,045	18,272	3,830
Earnings before the following		31,820	6,085	83,051	11,183
Equity in earnings of Minera Alumbrera Ltd		-	6,808	-	7,324
Earnings before income taxes		31,820	12,893	83,051	18,507
Income tax expense		10,700	1,805	28,260	3,355
Net earnings		$21,120	$11,088	$54,791	$15,152
Earnings per share
Basic		$0.04	$0.03	$0.10	$0.05
Diluted		$0.03	$0.03	$0.08	$0.04
Weighted-average number of shares outstanding
Basic		568,078	425,937	566,687	336,150
Diluted		653,674	433,253	652,149	343,372

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Balance Sheets

(US dollars and shares in thousands - Unaudited)

	Note	June 30 2004	December 31 2003
Assets
Current
Cash and cash equivalents		$103,482	$151,878
Appropriated cash		-	8,840
Marketable securities	6	32,343	1,142
Accounts receivable		34,864	31,824
Product inventory and stockpiled ore	7	15,818	16,726
Supplies inventory		9,952	10,083
Other		2,954	4,287
		199,413	224,780
Property, plant and equipment	8	719,546	583,911
Stockpiled ore	7	59,427	60,736
Future income taxes		7,131	7,211
Other	9	15,644	14,367
		$1,001,161	$891,005
Liabilities
Current
Accounts payable and accrued liabilities		$27,943	$31,402
Income taxes payable		1,721	1,062
Current portion of long-term debt	10	4,308	41,000
Other		3,512	3,832
		37,484	77,296
Long-term debt	10	61,155	81,423
Future income taxes		171,723	145,730
Provision for reclamation and closure		19,110	19,604
Future employee benefits and other		9,868	10,834
		299,340	334,887
Shareholders’ Equity
Share purchase options		16,428	877
Contributed surplus		704	600
Share purchase warrants		16,660	-
Share capital
Common shares Authorized: unlimited shares, no par value; Issued and outstanding: 568,363 (December 31, 2003 - 533,697)		580,535	505,090
Retained earnings		87,494	49,551
		701,821	556,118
		$1,001,161	$891,005

Contingencies and Commitments (Note 13)

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statements of Shareholders’ Equity

Six Months Ended June 30, 2004 and Year Ended December 31, 2003

(US dollars, shares and warrants in thousands - Unaudited)

	Common Shares		Share Purchase Warrants		Share Purchase Options	Contributed Surplus	Retained Earnings (Deficit)	Total
	Shares	Amount	Warrants	Amount
At January 1, 2003	190,400	$115,152	-	$-	$410	$600	$(8,108)	$108,054
Share options exercised	6,621	5,431	-	-	-	-	-	5,431
Warrants exercised	9,602	5,192	-	-	-	-	-	5,192
Shares issued	327,074	402,266	-	-	-	-	-	402,266
Share issue costs, net of tax	-	(22,951)	-	-	-	-	-	(22,951)
Fair value of stock options issued to non-employees	-	-	-	-	467	-	-	467
Net earnings	-	-	-	-	-	-	57,659	57,659
At December 31, 2003	533,697	505,090	-	-	877	600	49,551	556,118
Cumulative effect of change in accounting policy (Note 2 (a))	-	1,883	-	-	14,861	104	(16,848)	-
Share options exercised	1,425	1,456	-	-	(395)	-	-	1,061
Warrants exercised	241	367	-	-	-	-	-	367
Shares and warrants issued on acquisition of Amapari (Note 3)	33,000	71,885	21,516	16,660	-	-	-	88,545
Share issue costs, net of tax	-	(146)	-	-	-	-	-	(146)
Fair value of stock options issued	-	-	-	-	1,085	-	-	1,085
Net earnings	-	-	-	-	-	-	54,791	54,791
At June 30, 2004	568,363	$580,535	21,516	$16,660	$16,428	$704	$87,494	$701,821

Shareholders’ Equity (Note 11)

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

(US dollars in thousands - Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2004	2003	2004	2003
Operating Activities
Net earnings		$21,120	$11,088	$54,791	$15,152
Cash distribution from Minera Alumbrera Ltd		-	12,610	-	12,610
Reclamation expenditures		(901)	(430)	(965)	(447)
Items not affecting cash
Depreciation, depletion and amortization		11,677	3,989	25,862	5,695
Provision for reclamation		253	166	509	234
Gain on sale of marketable securities		(56)	12	(98)	(774)
Equity in earnings of Minera Alumbrera Ltd		-	(6,808)	-	(7,324)
Future employee benefits		(407)	-	(441)	-
Future income taxes		9,670	1,605	27,222	3,133
Share purchase option expense		100	209	1,085	293
Other		389	(153)	(655)	(70)
Change in non-cash working capital	12	(2,904)	(1,298)	(6,521)	2,240
Cash generated by operating activities		38,941	20,990	100,789	30,742
Financing Activities
Long-term debt		(67,515)	75,000	(72,160)	75,000
Common shares issued		700	5,261	1,428	223,473
Common share issue costs		-	(420)	(146)	(15,934)
Debt issue costs		(1,072)	(3,668)	(1,072)	(3,668)
Deferred gold put options		-	(5,786)	-	(5,786)
Bank loans		-	(302)	-	-
Cash (applied to) generated by financing activities		(67,887)	70,085	(71,950)	273,085
Investing Activities
Marketable securities		(31,194)	521	(31,110)	1,833
Property, plant and equipment		(18,097)	(8,952)	(28,245)	(10,993)
Appropriated cash		8,840	-	8,840	-
Acquisition of Mineração Pedra Branco do Amapari Ltda, net of cash acquired	3	-	-	(25,785)	-
Acquisition of Minera Alumbrera Ltd, net of cash acquired		-	(44,001)	-	(224,356)
Acquisition of Peak Gold Mines Pty Ltd, net of cash acquired		-	(105)	-	(34,169)
Other		(935)	(3,938)	(935)	(3,938)
Cash applied to investing activities		(41,386)	(56,475)	(77,235)	(271,623)
(Decrease) increase in cash and cash equivalents		(70,332)	34,600	(48,396)	32,204
Cash and cash equivalents, beginning of period		173,814	20,540	151,878	22,936
Cash and cash equivalents, end of period		$103,482	$55,140	$103,482	$55,140

Supplemental cash flow information (Note 12)

The accompanying notes form an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2004

(US dollars - Unaudited)

1.

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Wheaton River Minerals Ltd (“Wheaton” or the “Company”) is engaged in gold mining and related activities including exploration, extraction, processing, refining and reclamation.  The Company has mining operations in Mexico, Argentina and Australia, project development activities in Mexico and Brazil, and ongoing exploration activities in Mexico, Brazil and Australia.  The Company is in the process of reclaiming the Golden Bear Mine in Canada, which ceased commercial production in 2001.

On January 9, 2004, the Company acquired the Amapari gold project in northern Brazil (Note 3).

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2003 except as noted below.  These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements and the notes below.

(a)

Stock-based compensation

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”.  Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to stock options granted after January 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after January 1, 2002.  The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods.  As a result, as of January 1, 2004, retained earnings decreased by $16,848,000, share purchase options (a separate component of shareholders' equity) increased by $14,861,000, share capital increased by $1,883,000 and contributed surplus increased by $104,000.

The total compensation expense recognized in the statement of operations for share purchase options granted in the three months ended June 30, 2004 amounted to $100,000 (six months ended June 30, 2004 - $1,085,000).   Had the same basis been applied to 2003 share purchase options granted, net earnings would have been as follows:

(in thousands, except per share amounts)	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Net earnings	$11,088	$15,152
Additional compensation expense of employees	(7,144)	(9,057)
Pro forma net earnings	$3,944	$6,095
Pro forma basic and diluted earnings per share	$0.01	$0.02

Stock-based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 50% (2003 – 60%), an annual risk free interest rate of 3% (2003 – 4%) and expected lives of three years (2003 - three years).

(b)

Derivative instruments

The Company has employed metal, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.  For derivative contracts that have been designated as effective hedges and where the documentation standards as described by Accounting Guideline 13, “Hedging Relationships” (“AcG-13”) have been met, gains or losses are recognized in sales when the hedged production is sold.  For derivative contracts that have not been designated as hedges or do not meet the documentation standards under AcG-13, gains or losses arising from the changes in their fair value subsequent to January 1, 2004 are recorded in operations.

(c)

Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries.  Principal subsidiaries and investments at June 30, 2004 are listed below:

Subsidiary	Location	Ownership Interest	Status	Operations and Development Projects Owned
Luismin SA de CV (“Luismin”)	Mexico	100%	Consolidated	San Dimas, San Martin and Nukay mines and Los Filos gold development project
Peak Gold Mines Pty Ltd (“Peak”)	Australia	100%	Consolidated	Peak mine
Mineração Pedra Branco do Amapari Ltda (“Amapari”)	Brazil	100%	Consolidated	Amapari gold development project
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine

(d)

Investment in Minera Alumbrera Ltd

On March 18, 2003 the Company acquired a 25% indirect interest in Alumbrera which was accounted for using the equity method and the Company’s share of earnings of Alumbrera have been included in the earnings of the Company since that date.

On June 24, 2003 the Company acquired an additional 12.5% indirect interest in Alumbrera.  As a result of this acquisition, the Company now has joint control over Alumbrera and therefore has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from June 24, 2003 onward.

(e)

Comparative amounts

Certain comparative amounts have been reclassified to conform to presentation adopted in 2004.

3.

ACQUISITION OF AMAPARI GOLD DEVELOPMENT PROJECT

On January 9, 2004 the Company acquired a 100% interest in the Amapari gold development project in Brazil for total consideration of $114,649,000 including acquisition costs.  Of the purchase price, $25,000,000 was paid in cash and $88,545,000 by way of 33 million Wheaton common shares and 21.5 million Series “B” common share purchase warrants.

The acquisition of Amapari has been accounted for using the purchase method.  The preliminary allocation of the purchase price is summarized in the table below.

(in thousands)
Purchase price:
Cash paid	$25,000
Shares and share purchase warrants issued	88,545
Acquisition costs	1,104
$114,649
Net assets acquired:
Cash	$319
Non-cash working capital	(2,368)
Property, plant and equipment	131,898
Debt acquired - (Note 10 (v))	(15,200)
$114,649

4.

MERGER COSTS WRITTEN OFF

On March 30, 2004, Wheaton and IAMGold Corporation (“IAMGold”) announced that their boards of directors had unanimously agreed to combine the companies under the name Axiom Gold Corporation, subject to shareholder approvals and certain other conditions.  On July 6, 2004, IAMGold did not receive the necessary shareholder approvals to effect the proposed combination and Wheaton terminated the agreement with IAMGold regarding the combination (Note 13 (a)).  As a result, the Company has written off $2,811,000 of related costs.

5.

OTHER (EXPENSE) INCOME

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2004	2003	2004	2003
Interest income	$563	$266	$1,212	$721
Gain on sale of marketable securities	56	(12)	98	774
Foreign exchange (loss) gain	(1,344)	643	(1,745)	1,195
Share purchase option expense	(100)	(209)	(1,085)	(293)
Other	(203)	(349)	(350)	(484)
	$(1,028)	$339	$(1,870)	$1,913

6.

MARKETABLE SECURITIES

(in thousands)	June 30 2004	December 31 2003
Marketable securities at market value	$34,818	$1,702

In July 2004, the Company sold marketable securities with a cost of approximately $31.1 million for proceeds of approximately $32.0 million.

7.

PRODUCT INVENTORY AND STOCKPILED ORE

(in thousands)	June 30 2004	December 31 2003
Stockpiled ore	$60,625	$62,174
Work in process	5,081	2,891
Finished goods	9,539	12,397
	75,245	77,462
Less: non-current stockpiled ore	59,427	60,736
	$15,818	$16,726

Non-current stockpiled ore is primarily comprised of lower grade ore at Alumbrera, which will be processed later in the mine life.  This inventory is valued at the lower of cost and net realizable value.

8.   PROPERTY, PLANT AND EQUIPMENT

	June 30, 2004			December 31, 2003
(in thousands)	Cost	Accumulated Depletion	Net	Cost	Accumulated Depletion	Net
Mineral properties
Luismin mines, Mexico	$125,843	$(9,482)	$116,361	$120,736	$(6,070)	$114,666
Peak mine, Australia	28,902	(4,582)	24,320	25,672	(2,518)	23,154
Alumbrera mine, Argentina	27,142	(4,030)	23,112	27,142	(2,091)	25,051
	181,887	(18,094)	163,793	173,550	(10,679)	162,871
Plant and equipment
Luismin mines, Mexico	46,847	(4,795)	42,052	42,519	(3,334)	39,185
Peak mine, Australia	19,276	(2,955)	16,321	17,726	(1,736)	15,990
Alumbrera mine, Argentina	248,911	(34,475)	214,436	246,559	(20,553)	226,006
Corporate, Canada	475	(288)	187	456	(261)	195
	315,509	(42,513)	272,996	307,260	(25,884)	281,376
Properties under development
Los Filos project, Mexico	96,289	-	96,289	93,691	-	93,691
El Limón project, Mexico	42,161	-	42,161	42,161	-	42,161
Other projects, Mexico	5,065	-	5,065	3,667	-	3,667
Amapari project, Brazil	139,242	-	139,242	145	-	145
	282,757	-	282,757	139,664	-	139,664
	$780,153	$(60,607)	$719,546	$620,474	$(36,563)	$583,911

Sale of Metates property

Effective February 25, 2004, the Company sold its 50% interest in the Metates property in Mexico to American Gold Capital Corporation (“American Gold”), a company listed on the TSX Venture Exchange.  The Company received 5,000,000 shares of American Gold as consideration, 4,500,000 of which are held in escrow to be released over the period to February 2007.  The Company has not recorded a gain on this disposition.  Gains on the sale of the shares will be recorded in income when the shares are sold.

9.

OTHER NON-CURRENT ASSETS

(in thousands)	Note	June 30 2004	December 31 2003
Deferred gold put options	10 (i)	$5,063	$5,786
Deferred debt issue costs	10 (ii)	3,920	3,497
Other		6,661	5,084
		$15,644	$14,367

10.

LONG-TERM DEBT

(in thousands)	June 30 2004	December 31 2003
Corporate debt
Revolving working capital facility (i)	$61,155	$-
Term loan (i)	-	45,000
Total bank indebtedness (ii)	61,155	45,000
Promissory note (iii)	4,308	19,443
	65,463	64,443
Non-recourse project debt
Alumbrera (Wheaton’s 37.5% share) (iv)	-	57,980
	65,463	122,423
Less: current portion	4,308	41,000
	$61,155	$81,423

(i)

During 2003 the Company entered into a $75,000,000 loan facility which consisted of a $50,000,000 term loan bearing interest at LIBOR plus 2.75% and a $25,000,000 revolving working capital facility bearing interest at LIBOR plus 3%.  During June 2004, the Company amended the facility such that the full $75,000,000 is a revolving working capital facility.  The amended facility bears interest at LIBOR plus 1.625% to 2.25% depending on covenant ratios, has no net repayment terms, and matures in June 2007.

Under the terms of the loan agreement, during 2003 the Company acquired options to sell 700,000 ounces of gold at a price of $300 per ounce during the period January 2004 to June 2008.  The cost of $5,786,000 was deferred and is amortized against sales as the options expire or are exercised.  An amount of $723,000 has been amortized to June 30, 2004 (December 31, 2003 - $nil).  The fair value of the 612,528 ounces of unexpired put options at June 30, 2004 was $1,250,000.  During 2003, the Company entered into a gold-indexed interest rate swap transaction which had a fair value at June 30, 2004, of minus $1,060,000.

 (ii)

The bank indebtedness is secured by corporate guarantees of Luismin and Amapari.  Debt issue costs of $5,314,000 have been deferred and are amortized to earnings over the term of the debt.  An amount of $1,394,000 has been amortized to June 30, 2004 (December 31, 2003 - $745,000).

(iii)

The promissory note is due to Rio Algom, bears interest at LIBOR plus 2% and has a maturity date of May 30, 2005.  The note is secured by the Company’s 12.5% indirect interest in Alumbrera acquired during June 2003 from Rio Algom.  Principal repayments are comprised of 75% of any distributions received from Alumbrera, relating to the 12.5% interest acquired from Rio Algom.  The promissory note is redeemable prior to maturity without penalty.

(iv)

The Alumbrera project debt was incurred in 1997 to finance the construction and operation of the Alumbrera Mine.  During May 2004 Alumbrera repaid the outstanding debt out of cash on hand.

(v)

Amapari project debt due to Anglogold Brasil Ltda was acquired in January 2004 and was repaid in June 2004.

(vi)

The Company has an Aus$5,000,000 ($3,444,000), unsecured, revolving working capital facility for its Peak mine operations of which $nil was drawn down at June 30, 2004.  The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

(vii)

Scheduled minimum repayments of the Company’s long-term debt are as follows:

(in thousands)
2005	$4,308
2006	-
2007	61,155
$65,463

11.

SHAREHOLDERS’ EQUITY

In January 2004, the Company issued 33 million common shares and 21.5 million Series “B” warrants as partial consideration for the acquisition of Amapari (Note 3).

(a)

Warrants

	Warrants Outstanding	Weighted Average Exercise Price (Cdn$)
At January 1, 2003	64,549,997	$1.52
Issued in connection with issuance of shares	100,359,522	2.27
Exercised	(9,601,400)	0.76
At December 31, 2003	155,308,119	2.05
Issued in connection with acquisition of Amapari (Note 3)	21,516,000	3.10
Exercised	(241,600)	2.03
At June 30, 2004	176,582,519	2.18

The following table summarizes information about the warrants outstanding at June 30, 2004:

Description	Expiry Date	Warrants Outstanding	Exercise Price (Cdn$)
Common share purchase warrants	May 30, 2007	54,889,747	$1.65
Series “A” share purchase warrants	May 30, 2007	57,392,748	1.65
Series “B” share purchase warrants	August 25, 2008	64,300,024	3.10
		176,582,519

(b)

Share purchase options

	Options Outstanding	Weighted Average Exercise Price (Cdn$)
At January 1, 2003	8,258,890	$0.79
Granted	22,965,000	2.20
Exercised	(6,620,694)	1.09
Forfeited	(132,333)	1.24
At December 31, 2003	24,470,863	2.03
Granted	905,000	3.75
Exercised	(1,424,702)	0.99
At June 30, 2004	23,951,161	2.16

12.

SUPPLEMENTAL CASH FLOW INFORMATION

Three Months Ended June 30			Six Months Ended June 30
(in thousands)	2004	2003	2004	2003
Change in non-cash working capital
Accounts receivable	$(1,690)	$(1,533)	$(2,988)	$1,293
Product inventory and stockpiled ore	397	(3,418)	2,217	(2,898)
Supplies inventory	220	(656)	131	(901)
Accounts payable and accrued liabilities	(1,956)	5,823	(3,570)	6,464
Income taxes payable	863	204	622	107
Other	(738)	(1,718)	(2,933)	(1,825)
	$(2,904)	$(1,298)	$(6,521)	$2,240

Three Months Ended June 30			Six Months Ended June 30
	2004	2003	2004	2003
Non-cash financing and investing activities
Shares and share purchase warrants issued on acquisition of Amapari (Note 3)	$-	$-	$88,545	$-
Promissory note issued (Note 10 (iii))	-	25,000	-	25,000
Marketable securities received on sale of property, plant and equipment	31	-	31	142
Operating activities included the following cash payments
Interest paid	$2,223	$31	$3,911	$31
Income taxes paid	466	150	1,047	212

13.

CONTINGENCIES AND COMMITMENTS

(a)

Contingencies

Under the terms of the agreement between Wheaton and IAMGold, which was terminated on July 6, 2004 (Note 4), Wheaton will be entitled to receive a break fee from IAMGold equal to 3% of IAMGold’s market capitalization at the time of termination if a takeover bid by Golden Star Resources Ltd is successful and completed on or before April 7, 2005.  Based on IAMGold’s stock price, the break fee would approximate $24 million.  Further, if a takeover bid of Wheaton by Coeur d’Alene Mines Corporation is successful, Wheaton may be required to pay a break fee to IAMGold equal to 3% of Wheaton’s market capitalization at the time of termination.  Based on Wheaton’s stock price, the break fee would approximate $49 million.  In addition, pursuant to agreements with its financial advisors, the Company will be required to pay advisory fees of $5,000,000 to both Endeavour Financial Corporation and GMP Securities Ltd should a takeover bid of Wheaton be successful.

(b)

Commitments

Commitments exist for capital expenditures of $22,100,000 in 2004 and $3,100,000 in 2005.

14.

SEGMENTED INFORMATION

The Company's reportable operating and geographical segments are summarized in the table below.

	Three Months Ended June 30, 2004
(in thousands)	Mexico	Australia	Argentina	Brazil	Corporate	Total
Sales	$22,709	$14,137	$53,353	$-	$(931)	$89,268
Cost of sales	9,039	6,859	19,119	-	-	35,017
Depreciation and depletion	2,352	1,641	6,814	-	-	10,807
Other	59	493	478	-	-	1,030
Earnings from mining operations	11,259	5,144	26,942	-	(931)	42,414
General and administrative	(1,253)	-	-	-	(1,481)	(2,734)
Interest and finance fees	(15)	(2)	(1,502)	-	(842)	(2,361)
Other (expenses) income	(1,717)	(1,401)	(1,264)	107	(1,224)	(5,499)
Earnings (loss) before income taxes	$8,274	$3,741	$24,176	$107	$(4,478)	$31,820
Capital asset expenditures	$8,207	$3,337	$869	$5,682	$2	$18,097

	Three Months Ended June 30, 2003
(in thousands)	Mexico	Australia	Argentina	Brazil	Corporate	Total
Sales	$15,103	$9,475	$4,236	$-	$-	$28,814
Cost of sales	7,954	5,650	1,638	-	-	15,242
Depreciation and depletion	1,440	1,452	1,019	-	-	3,911
Other	64	368	99	-	-	531
Earnings from mining operations	5,645	2,005	1,480	-	-	9,130
General and administrative	(1,146)	-	-	-	(1,161)	(2,307)
Interest and finance fees	(114)	(31)	(155)	-	(95)	(395)
Equity in earnings of Alumbrera	-	-	6,808	-	-	6,808
Other (expenses) income	27	(38)	(42)	-	(290)	(343)
Earnings (loss) before income taxes	$4,412	$1,936	$8,091	$-	$(1,546)	$12,893
Capital asset expenditures	$4,533	$4,419	$-	$-	$-	$8,952

	Six Months Ended June 30, 2004
(in thousands)	Mexico	Australia	Argentina	Brazil	Corporate	Total
Sales	$46,424	$29,444	$128,465	$-	$(1,861)	$202,472
Cost of sales	19,745	15,399	38,659	-	-	73,803
Depreciation and depletion	4,899	3,283	15,861	-	-	24,043
Other	118	1,025	2,160	-	-	3,303
Earnings from mining operations	21,662	9,737	71,785	-	(1,861)	101,323
General and administrative	(2,487)	-	-	-	(3,922)	(6,409)
Interest and finance fees	(30)	(2)	(2,379)	-	(1,528)	(3,939)
Other (expenses) income	(1,625)	(1,842)	(1,160)	215	(3,512)	(7,924)
Earnings (loss) before income taxes	$17,520	$7,893	$68,246	$215	$(10,823)	$83,051
Capital asset expenditures	$13,431	$5,085	$2,352	$7,344	$33	$28,245
Total assets	$334,074	$53,564	$417,988	$143,246	$52,289	$1,001,161

	Six Months Ended June 30, 2003
(in thousands)	Mexico	Australia	Argentina	Brazil	Corporate	Total
Sales	$30,756	$11,079	$4,236	$-	$-	$46,071
Cost of sales	15,960	7,248	1,638	-	-	24,846
Depreciation and depletion	2,880	1,654	1,019	-	-	5,553
Other	134	426	99	-	-	659
Earnings from mining operations	11,782	1,751	1,480	-	-	15,013
General and administrative	(2,140)	-	-	-	(2,151)	(4,291)
Interest and finance fees	(125)	(31)	(155)	-	(96)	(407)
Equity in earnings of Alumbrera	-	-	7,324	-	-	7,324
Other (expenses) income	(575)	(38)	(42)	-	1,523	868
Earnings (loss) before income taxes	$8,942	$1,682	$8,607	$-	$(724)	$18,507
Capital asset expenditures	$6,564	$4,419	$-	$-	$10	$10,993
Total assets (December 31, 2003)	$315,271	$51,429	$422,701	$-	$101,604	$891,005

15.

SUBSEQUENT EVENT

On July 14, 2004, Wheaton and Chap Mercantile Inc. (“Chap”) announced that Chap had agreed to purchase 100% of the silver produced by Luismin’s mining operations for an upfront payment of Cdn$262 million plus a payment of US$3.90 per ounce, subject to adjustment.

The upfront payment of Cdn$262 million is payable as to Cdn$46 million in cash and 540 million common shares of Chap.  As a result, Wheaton will own approximately 75% of the shares of Chap, which will change its name to Silver Wheaton.  The closing of the transaction is scheduled to occur on September 9, 2004.

CANADA – HEAD OFFICE

Wheaton River Minerals Ltd

Waterfront Centre

Suite 1560 - 200 Burrard Street

Vancouver, BC V6C 3L6

Telephone:

(604) 696-3000

Fax:

(604) 696-3001

Website:

www.wheatonriver.com

MEXICO OFFICE

Luismin SA de CV

Arquimedes #130 – 8th Floor, Polanco

11560 Mexico, DF Mexico

Telephone:

52 (55) 9138-4000

Fax:

52 (55) 5280-7636

AUSTRALIA OFFICE

Wheaton Minerals Asia Pacific Pty Ltd

Suite 1002, Level 10

Gold Fields House

1 Alfred Street

Sydney, NSW

Australia 2000

Telephone:

61 (2) 9252-1220

Fax:

61 (2) 9252-1221

BRAZIL OFFICE

Mineração Pedra Branco do Amapari Ltda

Praia Do Flamengo 154 - 4th Floor

Rio de Janiero  RJ  22210-030  Brazil

Telephone:

55 (21) 2122-0500

Fax:

55 (21) 2122-0560

DIRECTORS

Lawrence Bell

Douglas Holtby

Eduardo Luna

Ian McDonald

Antonio Madero

Ian Telfer

OFFICERS

Ian Telfer

Chairman and Chief Executive Officer

Russell Barwick

Executive Vice-President, Operations

Peter Barnes

Executive Vice-President & Chief Financial Officer

Eduardo Luna

President, Luismin SA de CV

INVESTOR RELATIONS

Julia Hasiwar

Manager, Investor Relations

Toll free: (800) 567-6223

Email: ir@wheatonriver.com

STOCK EXCHANGE LISTING

Toronto Stock Exchange:

WRM

American Stock Exchange:

WHT

TRANSFER AGENT

CIBC Mellon Trust Company

1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:

(800) 387-0825

Outside of Canada and the United States:

(416) 643-5500

Email: inquiries@cibcmellon.com

AUDITORS

Deloitte & Touche LLP

Vancouver, BC